Mail Stop 7010

      March 3, 2006


Mr. Henry G. Schopfer, III
Chief Financial Officer
Peerless Mfg. Co.
2819 Walnut Hill Lane
Dallas, Texas 75229

	RE:	Form 10-K for the year ended June 30, 2005
		Form 10-Q for the quarter ended December 31, 2005
		File No. 0-5214

Dear Mr. Schopfer:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Item 7.  Management`s Discussion and Analysis

Results of Operations - Consolidated

Gross Profit Margin, page 12

2. Please disclose the types of expenses that you include in each of the following line items: cost of goods sold, sales and marketing, engineering and project management, and general and administrative.
Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative expenses.

3. Given that selling margin excludes amounts that are included in gross profit margin, which is calculated and presented in accordance with GAAP on your statements of operations, we would expect to see all of the disclosures required by Item 10(e)(1)(i) of Regulation
S-
K. Please provide these disclosures, or tell us how your determined they are not necessary.

Results of Operations - Segments

4. Please tell us more about the corrections associated with control deficiencies. Specifically, please address the following:
* Tell us the nature of the corrections including the periods impacted, the line items on your financial statements that were impacted, and the amount of the corrections for each annual and quarterly period in the last three years ended June 30, 2005; and
* It appears that you recorded a cumulative catch-up adjustment in the quarter ended December 31, 2004. Show us the analysis you performed in determining prior periods did not need to be restated.
Refer to SAB Topics 1:M and 5:F.

Segment Profit, page 16

5. In your tables of profit by reportable segment, it is not clear why you have presented total segment profit. Please revise your presentation to remove the subtotal called total segment profit as it represents a non-GAAP measure when presented outside of the segment footnote. For additional guidance, refer to Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

Item 9A.  Controls and Procedures, page 54

6. You state that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the Form 10-K was made known to your Chief Executive Officer and Chief Financial Officer in a timely fashion. This is an incomplete definition of disclosure controls and procedures per Rules
13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission rules and forms. Please also confirm to us that your disclosure controls and procedures were effective as of June 30,
2005, September 30, 2005, and December 31, 2005 when evaluating based on the complete definition of disclosure controls and procedures.

Financial Statements

Consolidated Statements of Cash Flows, page 34

7. We remind you that footnote 10 to SFAS 95 states that separate disclosure of cash flows pertaining to extraordinary items or discontinued operations is not required. Given that you have chosen to present these cash flows, please either separately identify cash flows from discontinued operations with each category of the cash flow statement, or separately identify operating, investing, and financing activities related to discontinued operations within a separate section of the cash flow statement. Please revise your presentation and provide disclosures regarding your change in presentation. Refer to the AICPA Center for Public Company Audit Firms Alert #90 dated February 15, 2006.

Notes to Financial Statements

Note A.  Nature of Operations and Summary of Significant
Accounting
Policies

Revenue Recognition, page 36

8. In Note I you state that you warrant your products will be free from defects in materials and workmanship and will confirm to agreed upon specifications at the time of delivery and typically for a period of 12 to 18 months from the date of customer acceptance. Please disclose what consideration is given to customer acceptance terms in determining when it is appropriate to recognize revenue.

9. Please disclose how you account for unapproved change orders, including whether you assume a profit component prior to the change orders being approved by your customer.

Exhibit 31

10. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2005

General

11. Please address the above comments in your interim filings as well.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,





							Rufus Decker
							Accounting Branch Chief
Mr. Henry G. Schopfer, III
March 3, 2006
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE